Advanced Life Sciences Holdings, Inc.
1440 Davey Road
Woodridge, Illinois 60517

July 25, 2005

Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Advanced Life Sciences Holdings, Inc. ("ALS")
  Registration Statement on Form S-1
  File No. 333-124396

Dear Mr. Riedler:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, ALS hereby respectfully requests that the Securities and Exchange Commission take such action as may be necessary and proper in order that the above-referenced Registration Statement be declared effective at 3:30 p.m. (Washington D.C. time), on Wednesday, July 27, 2005, or as soon thereafter as practicable.

        Please call Cab Morris (312) 558-5609 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,
/s/ MICHAEL T. FLAVIN Michael T. Flavin Chairman and Chief Executive Officer Advanced Life Sciences Holdings, Inc.

C.E. Unterberg, Towbin
350 Madison Avenue
New York, New York 10017

July 25, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549

  Re:
  Advanced Life Sciences Holdings, Inc.
  Registration Statement on Form S-1
  File No. 333-124396

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), we hereby join Advanced Life Sciences Holdings, Inc. (the "Company") in requesting that the Registration Statement referred to above be declared effective at 3:30 p.m. Eastern Time on July 27, 2005 or as soon thereafter as practicable.

        In connection with this acceleration request and pursuant to Rule 460 under the Act, the following information is provided with respect to the distribution through the date of this letter of the Preliminary Prospectus dated July 1, 2005.

To Whom Distributed	Number of Copies
Underwriters	2
Dealers	15
Institutions	1,400
Individuals	50
Total	1,467

        This is to further advise you that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended, in connection with the above-described issue.

Sincerely,
C.E. UNTERBERG, TOWBIN, LLC THINKEQUITY LLC MERRIMAN CURHAN FORD & Co. As Representatives
By:	C.E. Unterberg, Towbin, LLC
/s/ ANDY ARNO Andy Arno Chairman